EXHIBIT 99.6
October 1, 2007
Vector Capital III, L.P.
456 Montgomery Street
19th Floor
San Francisco, CA 94104
Attn: Dewey Chambers
Chief Financial Officer
Re: Printronix, Inc.
Ladies and Gentlemen:
You have advised Silicon Valley Bank (“SVB”) that you and certain affiliates (collectively the “Equity Investors”) have formed a corporation (“Holdings”) which has in turn formed a corporation (“Merger Sub”) that intends to merge with and into (the “Merger”) Printronix, Inc., a Delaware corporation (the “Company”), in exchange for consideration of not more than $110 million in cash. After giving effect to the Merger, Holdings will be a holding company that directly owns, and the sole asset of which is, all of the equity interests in the Company, which will be the surviving entity in the Merger. Holdings, Merger Sub and the Company are hereinafter referred to collectively as the “Relevant Entities.”
You have also advised SVB that you intend to finance the Merger, costs and expenses related to the Transaction (as hereinafter defined) and the ongoing working capital and other general corporate purposes of the Company and its subsidiaries after consummation of the Merger from the following sources (and that no financing other than the financing described herein will be required to finance the Merger): (a)  at least $35 million of equity will be contributed (the “Equity Contribution”) to Holdings, through the Equity Investors, (b) up to $21 million of cash of the Company will be delivered to the Exchange Agent (as defined in the Merger Agreement), and (c) up to $35.0 million in senior secured credit facilities (the “Senior Credit Facilities”) of the Borrower (as defined in the Summary of Terms referred to below), comprised of (i) a term loan facility of $30.0 million and (ii) a revolving credit facility of up to $5.0 million, provided that none of the revolving credit facility will be drawn at closing. The Merger, the Equity Contribution, the Company Cash Deposit (as defined in the Merger Agreement), the entering into and funding of the Senior Credit Facilities, and all related transactions are hereinafter collectively referred to as the “Transaction.” The sources and uses for the financing for the Transaction are as set forth on Schedule I hereto.
In connection with the foregoing, SVB is pleased to advise you of its commitment to provide the full principal amount of the Senior Credit Facilities and to act as the sole administrative agent (in such capacity, the “Administrative Agent”) for the Senior Credit Facilities, all upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”). You hereby agree that, effective upon your acceptance of this Commitment Letter and continuing through April 1, 2008, you shall not solicit any other bank, investment bank, financial institution, person or entity to provide, structure, arrange or syndicate any component of the Senior Credit Facilities or any other senior financing similar to any component of the Senior Credit Facilities for the purpose of financing the Merger.

The commitment of SVB hereunder and the undertaking of SVB to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to SVB: (a) no development or change occurring after the date hereof and prior to the date the Merger is initially consummated (the “Merger Effective Date”), that results in or could reasonably be expected to result in a Material Adverse Effect (as defined in the Merger Agreement, as hereinafter defined) (in which case SVB shall, in our sole and absolute discretion, (1) suggest alternative financing amounts or structures that ensure adequate protection for the Lenders that are satisfactory to you, or (2) terminate our commitment and undertaking under this Commitment Letter); (b) the accuracy and completeness of all representations that you and your affiliates make to SVB and your compliance with the terms of this Commitment Letter (including the Summary of Terms) and the Fee Letter (as hereinafter defined); (c) prior to and during the syndication of the Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Holdings, the Company or any of their respective subsidiaries, excluding the contemplated loan to be secured by a first lien on the Company’s real property located in Irvine, California (the “Real Estate Financing”); and (d) the negotiation, execution and delivery of customary definitive documentation for the Senior Credit Facilities consistent with the Summary of Terms (the “Financing Documentation”). Notwithstanding anything in this Commitment Letter (including the seventh paragraph hereof), the exhibits hereto, the Fee Letter or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby (including any Financing Documentation) to the contrary, (i) the only representations relating to the Company and its businesses the making of which shall be a condition to availability of the Senior Credit Facilities on the closing date of the Senior Credit Facilities (the “Closing Date”) shall be (A) such of the representations made as of the Merger Effective Date by the Company in the Agreement and Plan of Merger dated as of October 1, 2007 (the “Merger Agreement”) as are material to the interests of the Lenders, except to the extent any breach of such representation shall not give you the right to terminate your obligation under the Merger Agreement and (B) the Specified Representations (as defined below) and (ii) the terms of the Financing Documentation shall be in a form such that they do not impair availability of the Senior Credit Facilities on the Closing Date if the conditions set forth herein and in the term sheets are satisfied (it being understood that, to the extent any Collateral (other than the stock of the Company on which our lien shall be perfected by possession, and other assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the delivery of such Collateral shall not constitute a condition precedent to the availability of the Senior Credit Facilities, but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed). For purposes hereof, “Specified Representations” means the representations and warranties with respect to the Relevant Entities to be set forth in the Financing Documentation relating to corporate power and authority, due execution and delivery and the enforceability of the Financing Documentation, in each case as they relate to the entering into and performance of the Financing Documentation, Federal Reserve margin regulations and the Investment Company Act, and the representations and warranties set forth in this Commitment Letter relating to Information and Projections and perfection of and priority of security interests.
You agree to actively assist, and to cause the Company to actively assist, SVB in achieving a syndication of the Senior Credit Facilities that is satisfactory to SVB and you, provided that SVB acknowledges and agrees that you have no obligation prior to the Closing Date to provide any material assistance in achieving such a syndication. Such assistance shall include your (a) providing and causing your advisors to provide SVB and the Lenders upon request with all information reasonably deemed necessary by SVB to complete syndication, including, but not limited to, information and evaluations prepared by you, the Company and your and its advisors, or on your or its behalf, relating to the Transaction (including the Projections (as hereinafter defined), the “Information”), (b) assisting in the preparation of materials to be used in connection with the syndication of the Senior Credit Facilities (collectively with the Summary of Terms (the “Information Materials”), (c) using your commercially reasonable efforts to ensure that the

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syndication efforts of SVB benefit materially from your existing lending relationships and the existing banking relationships of the Company, and (d) otherwise assisting SVB in its syndication efforts, including by making your officers and advisors and the officers and advisors of the Company and its subsidiaries available from time to time to attend and make presentations regarding the business and prospects of the Company and its subsidiaries, as appropriate, at one or more meetings of prospective Lenders.
It is understood and agreed that SVB will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders (which Lenders shall be reasonably satisfactory to you). It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole and absolute discretion of SVB.
You represent, warrant and covenant that (a) all financial projections concerning Holdings, Merger Sub, the Company and its subsidiaries that have been or are hereafter made available to SVB or the Lenders by you or any of your representatives (or on your or their behalf) or by the Company or any of its subsidiaries or representatives (or on their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions and (b) all Information, other than Projections, which has been or is hereafter made available to SVB or the Lenders by you or any of your representatives (or on your or their behalf) or by the Company or any of its subsidiaries or representatives (or on their behalf) in connection with any aspect of the Transaction, as and when furnished, is and will be, taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading. In issuing this commitment and in arranging and syndicating the Senior Credit Facilities, SVB and the Lenders are and will be using and relying on the Information without independent verification thereof.
By executing this Commitment Letter, you agree to reimburse SVB and the Lenders from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of Bingham McCutchen LLP, as counsel to the Administrative Agent, and of special and local counsel to the Lenders retained by the Administrative Agent and (b) due diligence expenses) incurred in connection with the Senior Credit Facilities, the syndication thereof and the preparation of the definitive documentation therefor, and with any other aspect of the Transaction and any similar transaction and any of the other transactions contemplated thereby.
You agree to indemnify and hold harmless SVB, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction or any similar transaction and any of the other transactions contemplated thereby or (b) the Senior Credit Facilities and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful

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misconduct or breach of this Commitment Letter. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct or breach of this Commitment Letter. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of, or breach of this Commitment Letter by, such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.
This Commitment Letter and the fee letter among you and SVB of even date herewith (the “Fee Letter”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Transaction or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) but not the Fee Letter (a) on a confidential basis to the board of directors and advisors of the Company in connection with their consideration of the Transaction, and (b) after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges, as required. SVB and the Lenders hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), they are required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow them to identify you in accordance with the Act.
You acknowledge that SVB and the Lenders or their respective affiliates may be providing financing or other services to parties whose interests may conflict with yours. SVB and the Lenders agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you, the Company and your and their respective affiliates with the same degree of care as they treat their own confidential information. In connection with the services and transactions contemplated hereby, you agree that SVB and the Lenders are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, Holdings, the Company or any of your or their respective affiliates that is or may come into the possession of SVB, the Lenders or any of such affiliates.
In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facilities are arm’s-length commercial transactions between you and your affiliates, on the one hand, and SVB and the Lenders, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) SVB and the Lenders have been, are, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any

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of your affiliates or any other person or entity and (ii) neither SVB or any Lender has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) SVB, each Lender and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and neither SVB nor any Lender has any obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against SVB or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.
The provisions of the immediately preceding five paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of SVB hereunder. Notwithstanding anything to the contrary herein, SVB hereby agrees that your obligations under this Commitment Letter (excluding your confidentiality obligations set forth above) will automatically terminate upon the execution of the definitive loan documents for the Senior Credit Facilities, provided that, pursuant to such definitive loan documents, the Company shall assume all of your obligations under this Commitment Letter (excluding your confidentiality obligations set forth above).
This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.
This Commitment Letter (including the Summary of Terms) and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of California.
TO THE EXTENT PERMITTED BY APPLICABLE LAW, YOU, SVB AND THE LENDERS EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS COMMITMENT LETTER OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS COMMITMENT LETTER. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.
WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be

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before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.
This Commitment Letter (including the Summary of Terms) and the Fee Letter embody the entire agreement and understanding among SVB, you, Holdings and your and its affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms of the commitment of SVB and the undertaking of SVB hereunder are not limited to those set forth herein or in the Summary of Terms (except that all conditions to SVB’s commitment hereunder are expressly set forth herein). Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by SVB to make any oral or written statements that are inconsistent with this Commitment Letter.
This Commitment Letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.
This Commitment Letter and all commitments and undertakings of SVB hereunder will expire at 5:00 p.m. (Pacific time) on October 2, 2007 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of SVB hereunder will expire on the earliest of (a) April 1, 2008, (b) the Merger Effective Date, and (c) the Closing Date.
[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

SILICON VALLEY BANK

By:	/S/ BRIAN SHERER

Name: Brian Sherer
Title: Managing Director
ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:
VECTOR CAPITAL III, L.P.
By: VECTOR CAPITAL PARTNERS III, L.L.C.
Its: General Partner

By:	/S/ ALEXANDER R. SLUSKY

Name: Alex Slusky
Title: Managing Member
[Commitment Letter]

SCHEDULE I
SOURCES AND USES OF FUNDS
($ millions)

SOURCES		USES
Vector Equity	$35.4	Purchase Equity	$107.9

Founder Equity	3.9	Existing Debt	0.0

Senior Credit Facilities	30.0	Cash on Balance Sheet	8.0

Real Estate Financing[1]	26.1	Estimated fees and expenses	6.5

Existing Cash[2]	27.0

Total Sources	$122.4	Total Uses	$122.4

[1]	To the extent the contemplated Real Estate Financing is not funded by the Closing Date, Vector Capital may temporarily bridge the Real Estate Financing with its own funds.

[2]	Amount may be reduced as contemplated pursuant to the Merger Agreement.

EXHIBIT A
SUMMARY OF TERMS AND CONDITIONS
Printronix, Inc.
$35,000,000 SENIOR CREDIT FACILITIES
Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

Equity Investors:	Vector Capital Partners and its affiliates (collectively, the “Equity Investors”).

Holdings:	A corporation or limited liability company formed by the Equity Investors.

Borrower:	Printronix, Inc., a Delaware corporation (the “Borrower”). Upon consummation of the Merger, the Borrower will be a wholly-owned subsidiary of Holdings.

Guarantors:	The obligations of the Borrower and its subsidiaries under the Senior Credit Facilities and under any Letters of Credit, Cash Management Services and FX Reserves (each as defined below) with a Lender (or any affiliate thereof) will be guaranteed by Holdings and each existing and future direct and indirect domestic subsidiary of the Borrower (collectively, the “Guarantors”).

Administrative and Collateral Agent:	Silicon Valley Bank (“SVB”) will act as sole administrative and collateral agent (the “Administrative Agent”).

Lenders:	SVB and other banks, financial institutions and institutional lenders acceptable to you and the Administrative Agent (collectively, the “Lenders”).

Senior Credit Facilities:	An aggregate principal amount of up to $35 million will be available through the following facilities:

Term Loan Facility: a $30 million term loan facility, all of which will be drawn on the Closing Date.

Revolving Credit Facility: a $5 million revolving credit facility, none of which will be drawn on the Closing Date, available from time to time until the 5th anniversary of the Closing Date, all of which may be used for (a) the issuance of standby letters of credit (each a “Letter of Credit”), (b) cash management services (“Cash Management Services”), (c) foreign exchange services (“FX Reserves”), or (d) general working capital requirements of the Borrower and its subsidiaries. Letters of Credit will be issued by SVB (in such capacity, the “Fronting Bank”), and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit.

Purpose:	The proceeds of the Senior Credit Facilities shall be used to (i) finance in part the Merger; (ii) pay fees and expenses incurred in connection with the Transaction; and (iii) provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries.

Closing Date:	The execution of definitive loan documentation, to occur on or before April 1, 2008 (the “Closing Date”).

Interest Rates:	As set forth in Addendum I.

Maturity:	The Term Loan Facilities shall be subject to repayment according to the Scheduled Amortization (as hereinafter defined), with the final payment of all amounts outstanding, plus accrued interest, being due 5 years after the Closing Date.

The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full 5 years after the Closing Date.

Scheduled Amortization/ Availability:	Term Loan Facility: The Term Loan Facility will be (a) in an amount not to exceed 3.25 times pro-forma trailing twelve month Consolidate EBITDA (as defined below) as of September 30, 2007; and (b) subject to quarterly amortization of principal in amounts equal to 2.50% of the total loan amount commencing March 31, 2008, until paid in full (collectively, the “Scheduled Amortization”), in no event later than 5 years after the Closing Date.

Revolving Credit Facility: Loans under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Revolving Credit Facility, subject to compliance with a borrowing base (the “Borrowing Base”) to be comprised of 85% of eligible receivables (which shall include domestic accounts, and foreign accounts to the extent acceptable to the Administrative Agent, in each case outstanding 90 days or less from invoice date and shall exclude contra accounts, intercompany accounts, foreign accounts, evaluation units, unbilled accounts, retentions, federal government accounts for which Lenders have not been granted an Assignment of Claims, cross-agings over 50% and account debtor concentrations greater than 35%).

Mandatory Prepayments and Commitment Reductions:	In addition to the amortization set forth above, (a) 50% of Excess Cash Flow (to be defined in the loan documentation), (b) 100% of all net cash proceeds from sales of property and assets of the Borrower and its subsidiaries (excluding the sale of the Company’s Irvine, California real property and sales of inventory in the ordinary course of business and subject to customary reinvestment rights and other exceptions to be agreed upon in the loan documentation), (c) 50% of all net cash proceeds from the sale of the Company’s Irvine, California real property, (d) 50% of all net cash proceeds from the issuance of additional equity interests in Holdings or any of its subsidiaries (excluding proceeds of equity issued to any Equity Investor or any employee or director of Holdings or any of its subsidiaries), and (e) 100% of all net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of Holdings or any of its subsidiaries (excluding proceeds of any debt otherwise permitted under the loan documentation), shall be applied to the prepayment of (and permanent reduction of the commitments under) the Senior Credit Facilities in the following manner: first, to the Term Loan Facility (to be applied first to the next two scheduled amortization payments on a forward chronological basis, and thereafter to the remaining scheduled amortization in inverse order of maturity) and, second, to the Revolving Credit Facility (without any corresponding reduction in commitments). Notwithstanding the foregoing, in no case shall the proceeds of any securitization or other financing transaction be required to be applied to the prepayment of the Senior Credit Facilities to the extent such securitization or other financing transaction relates to the Company’s Irvine, California real property.

Optional Prepayments:	The Senior Credit Facilities may be prepaid in whole or in part at any time, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of Eurodollar Base Rate Loan borrowings, and upon payment of a prepayment fee in an amount equal to 1% of the maximum commitment amount if prepaid in the first twelve months following the Closing Date, 0.50% in months thirteen through twenty-four, and 0% thereafter, provided, that no prepayment fees shall be required in connection with refinancings or other recapitalizations arranged by SVB or any of its affiliates. Each such prepayment of the Term Loan Facility shall be applied first to the next two scheduled amortization payments on a forward chronological basis, and thereafter to the remaining scheduled amortization in inverse order of maturity.

Security:	Subject to the limitations set forth in the fourth paragraph of the Commitment Letter, the Borrower and each of the Guarantors shall grant the Administrative Agent and the Lenders valid and perfected first priority (subject to customary exceptions to be set forth in the loan documentation, and excluding any lien on the Company’s Irvine, California real property) liens and security interests in all of the following:
(a)	All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, in the case of each foreign subsidiary, to a pledge of 65% of the capital stock of each such first-tier foreign subsidiary), including, without limitation, all of the equity interests in the Borrower owned or otherwise held by Holdings.

(b)	All present and future intercompany debt owed to the Borrower and each Guarantor.

(c)	All of the present and future property and assets, real and personal, of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, fixtures, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds and cash, but excluding rights in leaseholds.

(d)	All proceeds and products of the property and assets described in clauses (a), (b) and (c) above.
The Security shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facilities.

Conditions Precedent to Closing:	Subject to the limitations set forth in the fourth paragraph of the Commitment Letter, the closing and the initial extension of credit under the Senior Credit Facilities will be subject to satisfaction of the conditions precedent customary for leveraged financings generally and for this transaction in particular, limited to the following:
(i)	The negotiation, execution and delivery of customary definitive documentation with respect to the Senior Credit Facilities.

(ii)	The Lenders shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower and its subsidiaries forming part of the Lenders’ collateral described under the section entitled “Security” set forth above.

(iii)	The Lenders shall have received (A) customary and reasonably satisfactory opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facilities) and of appropriate local counsel and such customary corporate resolutions, certificates and other documents as the Administrative Agent shall reasonably require and (B) satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions contemplated hereunder or otherwise to be set forth in the loan documentation) lien and security interest in such capital stock and in the other collateral referred to under the section entitled “Security” set forth above.

(iv)	The Merger Agreement and such other agreements, instruments and documents relating to the Transaction shall not be altered, amended or otherwise changed or supplemented or any condition therein waived, in each case in any respect materially adverse to the Lenders, without the prior written consent of the Administrative Agent. The Merger shall have been consummated in accordance with the terms thereof and in compliance with applicable law and regulatory approvals.

(v)	The Lenders shall be satisfied that the Equity Investors shall have contributed to Holdings, who shall have paid to the Exchange Agent, not less than $35 million in merger consideration.

(vi)	Minimum Liquidity (cash and cash equivalents plus availability under the Revolving Credit Facility) on a consolidated basis at closing of not less than $7 million.

(vii)	All accrued fees and expenses of the Administrative Agent and the Lenders (including the fees and expenses of counsel (including any local counsel) for the Administrative Agent), to the extent payable hereunder, shall have been paid.

Conditions Precedent to All Extensions of Credit:	Subject to the limitations set forth in the fourth paragraph of the Commitment Letter, each extension of credit under the Senior Credit Facilities will be subject to satisfaction of the following conditions precedent: (i) all of the representations and warranties in the loan documentation shall be true and correct in all material respects as of the date of such extension of credit; (ii) no event of default under the Senior Credit Facilities or incipient default shall have occurred and be continuing or would result from such extension of credit; and (iii) in the case of any extension of credit under the Revolving Credit Facility, the aggregate principal amount of all loans outstanding under the Revolving Credit Facility, the Cash Management Services, the FX Reserves and the aggregate undrawn amount of all Letters of Credit outstanding on such date, after giving effect to the applicable borrowing or issuance or renewal of a Letter of Credit, shall not exceed the Borrowing Base on such date.

Representations and Warranties:	Subject to the limitations set forth in the fourth paragraph of the Commitment Letter, usual and customary for transactions of this type, including, without limitation, the following: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect; (vi) no material litigation, except as disclosed in the Merger Agreement; (vii) no default; (viii) ownership of property; including disclosure of liens, properties, leases and investments; (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and loan parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment Company Act; (xvi) accuracy of disclosure; (xvii) compliance with laws; (xviii) intellectual property; and (xix) solvency.

Covenants:	Those affirmative, negative and financial covenants (applicable to Holdings, the Borrower and its subsidiaries) customarily found in transactions of this type (in each case subject to customary exceptions to be mutually agreed), including, without limitation (except in the case of financial covenants, which will be limited to those expressly set forth below), the following:
(a)	Affirmative Covenants - (i) delivery of financial statements, budgets and forecasts (see below); (ii) delivery of certificates and other information; (iii) delivery of notices (of any default, material adverse condition, ERISA event, disposition of property, sale of equity, incurrence of debt); (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights, including annual audits; (xi) use of proceeds; (xii) covenant to guarantee obligations, give security; (xiii) compliance with environmental laws; (xiv) further assurances; (xv) compliance with material contracts; (xvi) maintenance of primary operating and investment accounts with SVB or its affiliates; (xvii) subordination of all material debt to officers, directors and shareholders, and designation of the Senior Credit Facilities as “Designated Senior Indebtedness” with respect to any subordinated debt; and (xviii) completion of an initial collateral audit within 90 days of the Closing Date or 30 days prior to the initial revolving advance, if earlier.

(b)	Negative Covenants - Restrictions on (i) liens (but with a basket permitting any liens on the Company’s Irvine, California real property to secure the Real Estate Financing or any refinancing thereof); (ii) indebtedness, (including guarantees and other contingent obligations) (but with a basket permitting the Real Estate Financing or any refinancing thereof in an amount up to $30 million); (iii) investments (including loans and advances); (iv) mergers and other fundamental changes; (v) sales and other dispositions of property or assets (but with a basket permitting sales or other refinancings of the Company’s Irvine, California real property); (vi) payments of dividends and other distributions (but with a basket permitting payments, dividends or other distributions with the net proceeds of any disposition, securitization or other financing transaction relating to the Company’s Irvine, California real property after making any mandatory prepayment, and subject to a Minimum Liquidity on a consolidated basis of not less than $10,000,000 after giving effect to such dividend or distribution); (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) capital expenditures; (xii) amendments of organizational documents; (xiii) prepayments of subordinated indebtedness; (xiv) modification or termination of documents related to the Transaction or subordinated indebtedness; and (xv) changes in activities of Holdings, in each case with such exceptions as may be agreed upon in the loan documentation.

(c)	Reporting Requirements -
▪	Monthly Financial Statements: Borrower to provide monthly financial statements together with a Compliance Certificate and cash holding reports (to include account statements detailing investment type and maturity dates) within 30 days after month-end.

▪	Monthly aged listing of Accounts Receivable, Accounts Payable (by invoice date) and deferred revenue schedule (if applicable) when borrowing under the Revolving Line of Credit (including Letters of Credit or other credit related sublimits exceeding $1,000,000) with a Borrowing Base Certificate within 30 days of month-end.

▪	Borrower to provide to Lender an annual audited financial statement prepared in accordance with GAAP, and an unqualified opinion of the financial statements prepared by an independent certified public accounting firm reasonably acceptable to Lender, within 120 days after financial year end.

▪	Borrower to provide Lender within 45 days after the end of each fiscal year, a business forecast for its next fiscal year, including quarterly projected balance sheets, income statements and cash flow statements.

▪	Promptly following any request therefore, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of this Agreement, as the Lender may reasonably request.
(d)	Financial Covenants - Maximum Senior Leverage Ratio and a Minimum Fixed Charge Coverage Ratio, as follows:
     • Maximum Senior Leverage Ratio (defined as Consolidated Senior Indebtedness (excluding indebtedness under the Real Estate Financing or any refinancing thereof) divided by Consolidated EBITDA) measured on a trailing 4 quarter basis of not more than that set forth in the table below for each specified quarter. “Consolidated EBITDA” is defined as the sum of (1) operating income plus (2) interest, taxes, depreciation and amortization, plus (3) net public company costs, plus (4) transaction fees and restructuring costs not to exceed $6,500,000 through the twelve-month anniversary of the Closing Date, plus (5) Vector related expenses not to exceed $500,000 annually, plus (6) Vector management fees not to exceed $1.0 million annually (payment of which shall be subject to Minimum Liquidity on a consolidated basis of not less than $10,000,000 after giving effect to such payment), plus (7) other items to be mutually agreed.

Quarter	Maximum Senior Leverage Ratio
Q1 2008	4.00
Q2 2008	3.50
Q3 2008	3.00
Q4 2008	3.00
Q1 2009	2.50
Q2 2009	2.50
Q3 2009 and thereafter	2.00
     • Minimum Fixed Charge Coverage Ratio measured on a trailing 4 quarter basis of not less than that set forth in the table below for each specified quarter, and to be calculated as (i) Consolidated EBITDA less capital expenditures (including building expenses) and less tax, divided by (ii) interest expense plus scheduled amortization plus management fees, in each case on an annualized basis.

Quarter	Minimum Fixed Charge Coverage Ratio
Q1 2008	1.00
Q2 2008	1.15
Q3 2008 and thereafter	1.25
Borrower shall have an equity cure right with respect to such financial covenants as shall be mutually agreed.

Interest Rate Protection:	Not required.

Events of Default:	Usual and customary in transactions of this type, as set forth in the Sample Credit Agreement, including, without limitation, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after such failure; (iii) any representation or warranty proving to have been incorrect when made or confirmed; (iv) cross-default to other indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; (viii) customary ERISA defaults; (ix) actual or asserted invalidity or impairment of any loan documentation; and (x) change of control.

Assignments and Participations:	Revolving Credit Facility Assignments: Subject to the consent of Borrower unless an Event of Default exists (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Revolving Credit Facility in a minimum amount equal to $1 million.

Term Loan Facility Assignments: Subject to the consent of Borrower unless an Event of Default exists (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Term Loan Facility in a minimum amount equal to $2 million.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facilities or all or substantially all of the value of the guaranty of the Borrower’s obligations made by the Guarantors.

Waivers and Amendments:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing at least 50% of the aggregate amount of the loans and commitments under the Senior Credit Facilities (the “Required Lenders”), except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facilities, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or substantially all of the collateral securing the Senior Credit Facilities, and (v) the release of all or substantially all of the value of the guaranty of the Borrower’s obligations made by the Guarantors; and (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or times for payment.

Indemnification:	The Borrower will indemnify and hold harmless the Administrative Agent, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facilities, any other aspect of the Transaction, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs, subject to customary limitations relating to any indemnified party’s gross negligence or willful misconduct or breach of the loan documents. This indemnification shall survive and continue for the benefit of all such persons or entities.

Governing Law:	State of California.

Pricing/Fees/Expenses:	As set forth in Addendum I.

Counsel to the administrative agent:	Bingham McCutchen LLP

Other:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to California’s jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

Addendum I
PRICING, FEES AND EXPENSES

Interest Rates:	The interest rates per annum applicable to the Senior Credit Facilities will be Eurodollar Base Rate plus the Applicable Margin (as hereinafter defined) or, at the option of the Borrower, ABR (to be defined as the higher of (x) the SVB prime rate and (y) the Federal Funds rate plus 0.50%) plus the Applicable Margin. “Applicable Margin” means a percentage per annum to be determined in accordance with the applicable pricing grid set forth below. “Leverage Ratio” for purposes hereof means Consolidated Indebtedness (excluding indebtedness under the Real Estate Financing or any refinancing thereof) divided by Consolidated EBITDA.

The Borrower may select interest periods of one, two, three, six or twelve months for Eurodollar Base Rate Loans in minimum amounts of $500,000, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation shall increase by 2% per annum (subject, in all cases other than a default in the payment of principal when due, to the request of the Required Lenders).
PRICING GRID
REVOLVING CREDIT FACILITY AND TERM LOAN

	Applicable Margin for Eurodollar
	Base Rate Loans/	Applicable Margin for ABR
Leverage Ratio	Letter of Credit Fees	Loans
≤ 2.00:1	3.00	1.25
> 2.00:1 and ≤ 2.50:1	3.50	1.25
>2.50:1	4.00	1.25

Commitment Fee:	Commencing on the Closing Date, a commitment fee of .50% per annum, shall be payable on the average daily unused portions of the Senior Credit Facilities (with unused portions to exclude both Revolving Loans and Letter of Credit usage). Such fee shall be payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date.

Letter of Credit Fees:	Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin from time to time applicable to Revolving Credit Eurodollar Base Rate Loans. Such fees will be (a) payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date, and (b) shared proportionately by the Lenders under the Revolving Credit Facility.

Calculation of Interest and Fees:	Other than calculations in respect of interest at the SVB prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

Cost and Yield Protection:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Expenses:	The Borrower will pay all reasonable out-of-pocket costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all loan documentation, including, without limitation, the legal fees of counsel to the Administrative Agent, regardless of whether or not the Senior Credit Facilities are closed. The Borrower will also pay the expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the loan documentation.